Exhibit 1.3

December 23, 2002

ChampionLyte Products, Inc.
1356 N.W. Boca Raton Blvd.
Boca Raton, Florida 33432

     Re: Series II Convertible Preferred Stock and Related Agreements

Ladies and Gentlemen:

     We are writing to inform you that we have sold all of our shares (the “Shares”) of Series II Convertible Preferred Stock (the “Preferred Stock”) to ChampionLyte Asset Acquisition LLC (the “Purchaser”).

     The stock certificate representing the Shares has been delivered to you together with this letter. We request that you issue a new certificate to the Purchaser representing the Shares and deliver those certificates to be held in escrow for ChampionLyte Asset Acquisition LLC at the following address:

Anslow and Jaclin, LLP., Freehold Executive Center, 4400 Route 9 South, 2nd Floor, Freehold, NJ, 17728, Attn: Mr. Richard Anslow, Esq.

     As you know, we previously agreed to be bound by the following agreements between U.S. Bancorp Investments Inc., a wholly owned subsidiary of USB, and ChampionLyte that relate to the Shares: (i) Securities Purchase Agreement dated as of June 16, 2000 (the “SPA”), (ii) Registration Rights Agreement dated as of June 16, 2000 (the “RRA”)), (iii) Investor Rights Agreement dated as of June 16, 2000 (the “IRA”) and (iv) Securityholders’ Agreement dated as of June 16, 2000 (the “SHA”). With respect to these agreements, we have received the attached Agreement to Be Bound from the Purchaser pursuant to which:

(a) the Purchaser has represented that it is an “accredited investor”;

(b) the Purchaser has agreed in writing to take and hold the Preferred Stock subject to the provisions and upon the conditions specified in Article 7 of the SPA and the Other Agreements (as defined in the SPA), as applicable, as required by Section 7.1 of the SPA in connection with USB’s transfer of the Preferred Stock to the Purchaser;

(c) the Purchaser has agreed in writing to assume the obligations of USB under, and be bound by the terms of, the RRA, as required by Section 5.5.1 of the RRA in connection with a transfer of USB’s rights thereunder;

(d) the Purchaser has agreed in writing to be bound by the provisions of the IRA, as required by Section 4.2 of the IRA in connection with a transfer of USB’s rights thereunder; and

(e) the Purchaser has agreed in writing to be bound by the provisions of the SHA, as required by Section 6 of the SHA in connection with a transfer of USB’s rights thereunder.

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     If you have any questions regarding the foregoing, please contact Lawrence M. Backes at (612) 303-4130.

U.S. Bancorp By: /s/ Laura F. Bednarski Name: Laura F. Bednarski Title: Vice President